THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

October 19, 2006

Division of Corporate Finance
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. H. Christopher Owings, Assistant Director

RE:         ZipGlobal Holdings, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Commission File No. 333-135134

Dear Mr. Owings:

In response to the Staff’s comment letter, dated October 12, 2006 (the “Comment Letter”), to Amendment No. 3 to Registration Statement on Form SB-2 (File No.: 333-135134) (the “Registration Statement”) filed by our client, ZipGlobal Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 3, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 4 to the Registration Statement with the SEC today (“Amendment No. 4”). A copy of Amendment No. 4, marked to show changes from Amendment No. 3, accompanies this letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

cc:       Michael Lee -ZipGlobal
            Robert Boyle—Meyler & Company, LLC

Statement of Stockholders’ Equity, page F-5

1.	In response to your comment #1, the Company has removed the first two lines from the Statement of Stockholders’ Equity.

Revenue Recognition, page F-9

2.	In response to your comment #2, please be advised that the Company’s policy is to recognize revenues when minutes are used and not when minutes are sold.

The Company has reviewed its journal entries provided to you in its August 31, 2006 comment letter and wishes to clarify them slightly. The Company maintains a security deposit included in prepaid expenses for a block of minutes with its major supplier. When any ZipGlobal resale customer places a phone call, the minutes used by said resale customer is purchased from the ZipGlobal prepaid minute account. Based upon usage reports, the Company will bill the customer for the minutes actually used. The Company bills its customers twice weekly. At the end of the accounting period, an accrual is made for the unbilled minutes used by the ZipGlobal customers until an actual invoice is produced. The Company accordingly records its liability to the suppliers for the minutes purchased.

We respectfully submit that based upon the above analysis, there not would be a deferral of any revenues.

Note K - Subsequent Event, Page F-14

3.
In response to your comment #3, please be advised that the terms of the options issued by the Company to its employees and non-employees are very similar. The valuation of both the employee and non-employee options utilized expected lives of less than the contractual term. The Company has reviewed its valuation of the options issued to non-employees to assess the difference between using the current expected life and the contractual term of the options. The current expected life is 3 years versus a contractual term of 3.55 years. Based upon our review, we determined that the difference in valuation in using the 3.55 year contractual term was approximately $3,000. The Company revised its subsequent event footnote to modify the terms utilized in valuing the options issued to non-employees.

The Company did not initially recognized any expense for the options issued to non-employees in the quarter ended June 30, 2006 as the service period began on June 19, 2006 and the expense for these 11 days was not material (approximately $349). Although not material, the Company has revised its financial statements to recognize this expense for the quarter ended June 30, 2006.

The Company has added the weighted average period which the employee compensation cost is expected to be recognized to Note K.